CINERGY UNION EMPLOYEES'
                                   401(K) PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                                      AS OF

                           DECEMBER 31, 1998 AND 1997


                                  TOGETHER WITH

                                AUDITORS' REPORT

                            Cinergy Union Employees'
                                   401(k) Plan

                        Financial Statements and Exhibits


                                                                        Page No.

(a)  Financial Statements

     Report of Independent Public Accountants                              3

     Statement of Net Assets Available for Benefits, with                 4-5
       Fund Information, as of December 31, 1998

     Statement of Net Assets Available for Benefits, with                  6
       Fund Information, as of December 31, 1997

     Statement of Changes in Net Assets Available for Benefits,           7-8
       with Fund Information, for the Year Ended December 31, 1998

     Notes to Financial Statements                                        9-13

     Financial Statement Schedules (As Required By The Employee
       Retirement Income Security Act):                                    14

          Schedule I -  Schedule of Assets Held for Investment
                        Purposes - December 31, 1998

          Schedule II - Schedule of Reportable Transactions for
                        the year ended December 31, 1998                   15

(b)  Exhibit 23 - Consent of Independent Public Accountants

                    Report of Independent Public Accountants


To the Plan Administrator of the
  Cinergy Union Employees' 401(k) Plan:

     We have audited the accompanying statements of net assets available for benefits, with fund information, of the CINERGY UNION EMPLOYEES' 401(k) PLAN (formerly the PSI Energy, Inc. Union Employees' 401(k) Savings Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits, with fund information, of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits, with fund information, for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (Schedules I and II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                             ARTHUR ANDERSEN LLP


Cincinnati, Ohio
     June 24, 1999



                      Cinergy Union Employees' 401(k) Plan


      Statement of Net Assets Available for Benefits, with Fund Information
                             As of December 31, 1998
                                  (Page 1 of 2)




                                                                 Participant Directed
                                                                 Fidelity    Fidelity
                                            Fidelity    Fidelity   U.S.        Low       Fidelity
                                Fidelity     Equity-     Asset     Bond       Priced    Diversified    Freedom  Fidelity
                                Magellan     Income     Manager    Index       Stock   International   Income    Freedom
                                  Fund        Fund       Fund      Fund        Fund         Fund        Fund    2000 Fund
ASSETS
Investments, at fair value:
   Shares of registered
     investment companies
                              $20,834,043  $12,994,357   $ -     $843,597    $751,137     $382,234    $141,272   $245,123
   Common stock                     -             -        -         -           -            -           -          -
   Participant loans                -             -        -         -           -            -           -          -
         Total investments     20,834,043   12,994,357     -      843,597     751,137      382,234     141,272    245,123
Receivables:
   Employer's contribution          -             -        -         -           -            -           -          -
          Total receivables         -             -        -         -           -            -           -          -
Net assets available for
  benefits                    $20,834,043  $12,994,357   $ -     $843,597    $751,137     $382,234     141,272   $245,123





The accompanying notes are an integral part of these financial statements.




                      Cinergy Union Employees' 401(k) Plan


 Statement of Net Assets Available for Benefits, with Fund Information (continued)
                             As of December 31, 1998
                                  (Page 2 of 2)

                                                                                                       Non-
                                                                                                    Participant
                                                     Participant Directed                            Directed
                                                             Fidelity
                              Fidelity  Fidelity  Fidelity  Retirement
                              Freedom   Freedom   Freedom      Money      Cinergy                     Cinergy
                               2010      2020      2030       Market      Common       Participant    Common
                               Fund      Fund      Fund        Fund     Stock Fund      Loan Fund    Stock Fund     Total
ASSETS
Investments, at fair value:
   Shares of registered
     investment companies    $831,334  $108,379  $130,274   $5,220,732  $      -        $     -     $      -     $42,482,482
   Common stock                  -         -         -            -      13,320,985           -      17,670,925   30,991,910
   Participant loans             -         -         -            -            -         2,802,643         -       2,802,643
         Total investments    831,334   108,379   130,274    5,220,732   13,320,985      2,802,643   17,670,925   76,277,035
Receivables:
   Employer's contribution       -         -         -            -            -              -         820,135      820,135
          Total receivables      -         -         -            -            -              -         820,135      820,135
Net assets available for
  benefits                   $831,334  $108,379  $130,274   $5,220,732  $13,320,985     $2,802,643  $18,491,060  $77,097,170



The accompanying notes are an integral part of these financial statements.




                      Cinergy Union Employees' 401(k) Plan


      Statement of Net Assets Available for Benefits, with Fund Information

                             As of December 31, 1997

                                                                  Participant Directed
                                                                                                                 Fidelity
                                            Fidelity     Fidelity                                 Fidelity      Retirement
                              Fidelity       Equity-       Asset     Fidelity       Fidelity     Diversified      Money
                              Magellan       Income       Manager    U.S. Bond     Low-Priced   International     Market
                                Fund          Fund         Fund      Index Fund    Stock Fund       Fund           Fund
ASSETS
Investments, at fair value:
Shares of registered
  investment companies       $13,562,482   $8,262,065   $3,364,616    $550,494       $375,042     $205,951      $4,774,242
Common stock                        -            -            -           -              -            -               -
Participant loans                   -            -            -           -              -            -               -
    Total investments         13,562,482    8,262,065    3,364,616     550,494        375,042      205,951       4,774,242
Receivables:
Employer's contribution             -            -            -           -              -            -               -
Participants' contributions       71,400       42,024       17,923       3,953          5,001        2,141          22,832
     Total receivables            71,400       42,024       17,923       3,953          5,001        2,141          22,832

Net assets available for
  benefits                   $13,633,882   $8,304,089   $3,382,539    $554,447       $380,043     $208,092      $4,797,074







                      Cinergy Union Employees' 401(k) Plan


Statement of Net Assets Available for Benefits, with Fund Information (continued)

                             As of December 31, 1997

                                                            Non-
                                                         Participant
                                Participant Directed      Directed

                              Cinergy                     Cinergy
                               Common      Participant     Common
                             Stock Fund     Loan Fund    Stock Fund       Total
ASSETS
Investments, at fair value:
Shares of registered
  investment companies      $      -       $     -       $      -      $31,094,892
Common stock                 14,534,109          -        17,147,871    31,681,980
Participant loans                  -        2,490,292           -        2,490,292
    Total investments        14,534,109     2,490,292     17,147,871    65,267,164
Receivables:
Employer's contribution            -             -            62,736        62,736
Participants' contributions     213,208          -              -          378,482
     Total receivables          213,208          -            62,736       441,218

Net assets available for
  benefits                  $14,747,317    $2,490,292    $17,210,607   $65,708,382


The accompanying notes are an integral part of these financial statements.




                      Cinergy Union Employees' 401(k) Plan

 Statement of Changes in Net Assets Available for Benefits, with Fund Information
                      For the Year Ended December 31, 1998
                                  (Page 1 of 2)

                                                                     Participant Directed
                                                                                  Fidelity
                                            Fidelity                  Fidelity      Low-        Fidelity      Fidelity
                                             Equity-      Fidelity    U.S. Bond    Priced      Diversified     Freedom   Fidelity
                              Magellan       Income         Asset       Index       Stock     International    Income     Freedom
                                Fund          Fund         Manager      Fund        Fund          Fund          Fund     2000 Fund
Additions to net assets:
Investment income:
    Net appreciation
      (depreciation) in
      fair value of
      investments            $ 4,079,527   $   405,771   $  246,257   $ 12,629    $(69,401)       $ 12,217    $  3,676   $  7,667
    Interest                        -             -            -          -           -               -           -          -
    Dividends                    923,866       671,099       26,266     42,670      61,013          14,422       3,099      9,861
                               5,003,393     1,076,870      272,523     55,299      (8,388)         26,639       6,775     17,528
Contributions:
    Participants'              2,065,214     1,489,721      118,201    114,475     178,355          74,126       1,167     24,969
    Employer's                      -             -            -          -           -               -           -          -
    Rollovers                      1,667          -            -          -           -               -          1,667       -
                               2,066,881     1,489,721      118,201    114,475     178,355          74,126       2,834     24,969
Total additions                7,070,274     2,566,591      390,724    169,774     169,967         100,765       9,609     42,497

Deductions from net assets:
    Benefits paid to
      participants               136,297       203,374       14,772      1,465       3,357           1,348        -          -
Total deductions                 136,297       203,374       14,772      1,465       3,357           1,348        -          -
Net increase/(decrease)
  prior to transfers           6,933,977     2,363,217      375,952    168,309     166,610          99,417       9,609     42,497
Interfund transfers              204,658     2,346,406   (3,758,491)   120,869     243,845          78,625     131,663    202,626
Interplan transfers               61,526       (19,355)        -           (28)    (39,361)         (3,900)       -          -
Net increase (decrease)        7,200,161     4,690,268   (3,382,539)   289,150     371,094         174,142     141,272    245,123
Net assets available for
  benefits:
   Beginning of year          13,633,882     8,304,089    3,382,539    554,447     380,043         208,092        -          -
   End of year               $20,834,043   $12,994,357   $     -      $843,597    $751,137        $382,234    $141,272   $245,123


The accompanying notes are an integral part of these financial statements.




                      Cinergy Union Employees' 401(k) Plan
 Statement of Changes in Net Assets Available for Benefits, with Fund Information (continued)
                      For the Year Ended December 31, 1998
                                  (Page 2 of 2)
                                                                                                              Non-
                                                                                                           Participant
                                                        Participant Directed                                Directed
                                                                  Fidelity
                                                                 Retirement
                             Fidelity    Fidelity    Fidelity       Money       Cinergy                      Cinergy
                              Freedom     Freedom     Freedom       Market       Common     Participant      Common
                             2010 Fund   2020 Fund   2030 Fund      Fund       Stock Fund    Loan Fund     Stock Fund      Total
Additions to net assets:
Investment income:
    Net appreciation
      (depreciation) in fair
      value of investments   $ 29,210    $  6,343    $ 11,690    $     -      $(1,674,959)  $     -       $(1,446,346)  $ 1,624,281
    Interest                     -           -           -             -             -         237,426           -          237,426
    Dividends                  32,807       3,073       4,133       245,149       711,475         -           817,107     3,566,040
                               62,017       9,416      15,823       245,149      (963,484)     237,426       (629,239)    5,427,747
Contributions:
    Participants'              47,020      16,866       9,940       622,938       432,813         -              -        5,195,805
    Employer's                   -           -           -             -             -            -         2,468,036     2,468,036
    Rollovers                    -           -           -             -            2,222         -              -            5,556
                               47,020      16,866       9,940       622,938       435,035         -         2,468,036     7,669,397
Total additions               109,037      26,282      25,763       868,087      (528,449)     237,426      1,838,797    13,097,144
Deductions from net assets:
    Benefits paid to
      participants               -           -           -          391,806       600,051       79,809        321,127     1,753,406
Total deductions                 -           -           -          391,806       600,051       79,809        321,127     1,753,406
Net increase/(decrease)
  prior to transfers          109,037      26,282      25,763       476,281    (1,128,500)     157,617      1,517,670    11,343,738
Interfund transfers           722,297      82,097     104,511       (52,526)     (546,296)     119,716           -             -
Interplan transfers              -           -           -              (97)      248,464       35,018       (237,217)       45,050
Net increase (decrease)       831,334     108,379     130,274       423,658    (1,426,332)     312,351      1,280,453    11,388,788
Net assets available for
  benefits:
   Beginning of year             -           -           -        4,797,074    14,747,317    2,490,292     17,210,607    65,708,382
   End of year               $831,334    $108,379    $130,274    $5,220,732   $13,320,985   $2,802,643    $18,491,060   $77,097,170


The accompanying notes are an integral part of these financial statements.


                            Cinergy Union Employees'
                                   401(k) Plan

                          Notes to Financial Statements




(1)  Plan Description-

     (a) General--The Cinergy Union Employees' 401(k) Plan (the Plan) is a defined contribution plan covering union employees of Cinergy Corp.'s subsidiaries (collectively "the Company") represented by the International Brotherhood of Electrical Workers, Local 1593. The Plan is administered by the Cinergy Benefits Committee and trusteed by the Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The administrative expenses of the Plan are paid by the Company. Reference should be made to the Plan document for a more complete description of the Plan's provisions.

          Effective January 1, 1998, the Plan's name was changed from the PSI Energy, Inc. Union Employees' 401(k) Savings Plan to the Cinergy Union Employees' 401(k) Plan.

     (b) Contributions--Under the Plan, participants may contribute up to 15% of annual pretax compensation, as defined in the Plan. In addition, a participant may make optional contributions to the Plan which, when combined with salary deferrals, may not exceed 15% of base pay. Salary deferrals and optional contributions are subject to certain limitations. The salary deferrals and optional contributions are invested by the trustee, as directed by each participant, in one or more investment funds, including the Cinergy Common Stock Fund.

          The Company matches 60% of the first 5% of base pay, contributed by each participant. An additional incentive match of up to 40% of the first 5% of base pay that a participant contributes may be contributed at the discretion of the Company's board of directors. For those employees who do not contribute to the Plan, the Company contributes an incentive match assuming the employee contributed 1% of base pay. All employer contributions are invested by the trustee in the Cinergy Common Stock Fund. The employer contributions must remain in the Cinergy Common Stock Fund until the participant reaches age 50 and are shown in the accompanying financial statements as "Non-Participant Directed" funds until the employee elects to transfer the funds to another investment option.

          Participants are immediately vested in all contributions and earnings thereon.

     (c) Payment of Benefits--Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment (including retirement), death, or disability. Distributions are paid in a lump sum for vested benefits of $3,500 or less. Distributions are paid in a lump sum or up to ten annual installments (at the election of the participant) for vested benefits greater than $3,500. Active participants are also eligible to apply to the Plan administrator for "hardship withdrawals from their salary deferral account in accordance with Plan provisions.

     (d) Participant Loans--Subject to certain limitations, participants may apply for loans from their salary deferral account balances. Such loans are reflected in the Participant Loan Fund in the accompanying financial statements. Interest on the loans is set at the prime rate plus1/2% at the time of borrowing and are secured by the balance in the participant's account. Loans are to be repaid within 54 months through regular payroll deductions.

(2)  Significant Accounting Policies-

     (a) Basis of Accounting--The financial statements of the Plan are prepared under the accrual method of accounting.

     (b) Investment Valuation and Income Recognition--Investments are stated at fair value. Shares of registered investment companies are valued at quoted redemption prices which represent the net asset value of shares held by the Plan at year-end. Cinergy common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          Transfers of assets between the Plan and the Cinergy Employees' 401(k) Plan occur as a result of changes in employee status between the union classification and the exempt and non-exempt classifications. Such transfers are reflected as interplan transfers on the statement of changes in net assets available for benefits.

          A participant may elect or change investment funds and/or the contribution allocation percentages among funds at any time.

          The following investments exceed 5% of total net assets available for benefits at December 31, 1998 and 1997:

                                                        1998           1997

           Fidelity Magellan Fund                     $20,834,043    $13,562,482
           Fidelity Equity-Income Fund                 12,994,357      8,262,065
           Fidelity Asset Manager Fund                       -   *     3,364,616
           Fidelity Retirement Money Market Fund        5,220,732      4,774,242
           Cinergy Common Stock                        30,991,910     31,681,980

          * represents less than 5% of total net assets


     (c) Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (d)  Payments of Benefits-- Benefits are recorded when paid.

(3)  Investment Options-

     Upon   enrollment  or   re-enrollment,   participants   direct  that  their
     contributions, including any rollover contributions (i.e., non-Company match contributions), be invested in one or more of the following investment options:

     *    Fidelity Magellan Fund

          The Fidelity Magellan Fund invests mainly in equity securities of domestic and foreign issuers that offer potential for growth with the principal purpose of seeking maximum appreciation in value.

     *    Fidelity Equity-Income Fund

          The Fidelity Equity-Income Fund invests mainly in income producing equity securities with the principal purpose of earning reasonable income while considering the potential for capital appreciation.

     *    Fidelity U.S. Bond Index Fund

          The Fidelity U.S. Bond Index Fund invests in securities that include obligations of the U.S. Treasury, U.S. Agencies, corporations, mortgage-backed obligations, and U.S. dollar-denominated obligations of foreign governments with the principal purpose of seeking current income consistent with the preservation of capital.

     *    Fidelity Diversified International Fund

          The Fidelity Diversified International Fund invests primarily in stocks of foreign issuers with the principal purpose of seeking out stocks that are undervalued compared to industry norms in their countries.

     *    Fidelity Low-Priced Stock Fund

          The Fidelity Low-Priced Stock Fund invests primarily in the stocks of companies that the fund manager considers undervalued or out of favor with other investors and that could offer the possibility for significant growth with the principal purpose of seeking out stocks of smaller companies with per share prices of $35 or less.

     *    Fidelity Freedom Income Fund

          The Fidelity Income Fund's goal is to seek high current income and, as a secondary objective, capital appreciation through a combination of investing in equity, fixed-income and money market funds managed by Fidelity Investments.

     *    Fidelity Freedom 2000, 2010, 2020, and 2030 Funds

          Each of the Fidelity Freedom 2000, 2010, 2020 and 2030 Funds seek high total return. Each fund seeks to achieve this goal by investing in a combination of equity, fixed-income and money market funds managed by Fidelity Investments. These funds are targeted to investors expected to retire near the date specified in the fund name.

     *    Fidelity Retirement Money Market Fund

          The Fidelity Retirement Money Market Fund invests in high quality money market instruments including certificates of deposit, commercial paper, short-term corporate and U.S. Government obligations and bankers' acceptances issued by major banks. The purpose of the Fund is to seek high money market yields while maintaining preservation of capital.

     *    Cinergy Common Stock Fund

          The Cinergy Common Stock Fund invests in common stock of Cinergy Corp.

     Previously, participants could direct their contributions to the Fidelity Asset Manager Fund. During 1998, the Plan administrator eliminated this fund as an investment option. Participants invested in this fund were able to redirect their investment elections to any one or more of the above investment options.


(4)  Federal Income Tax Status-

     The Internal Revenue Service has determined and informed the Plan by letter dated November 14, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe the Plan is designed and is being operated in compliance with the applicable provisions of the IRC.


(5)  Plan Termination-

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


(6)  Related Party Transactions-

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the Trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. The Cinergy Corp. Common Stock Fund holds common stock of the plan administrator as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Finally, the Participant Loan Fund hold loans from participants in the Plan and therefore, these transactions qualify as party-in-interest transactions.



                                                                      Schedule I

                            Cinergy Union Employees'
                                   401(k) Plan
                                 EIN: 35-0594457
                                Plan Number: 101


            Item 27a--Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                                                 Description of Investment, Including
           Identity of Issuer, Borrower,         Maturity Date,  Rate of Interest,
             Lessor, or Similar Party            Collateral and Par or Maturity Value          Cost                  Value

*      Cinergy Corp.                             Common Stock                               $23,137,898           $30,991,910
*      Fidelity Investments                      Magellan Fund                               14,466,557            20,834,043
*      Fidelity Investments                      Equity Income Fund                          10,590,651            12,994,357
*      Fidelity Investments                      U.S. Bond Index Fund                           824,145               843,597
*      Fidelity Investments                      Low-Priced Stock Fund                          825,419               751,137
*      Fidelity Investments                      Diversified International Stock Fund           376,146               382,234
*      Fidelity Investments                      Freedom Income Fund                            137,595               141,272
*      Fidelity Investments                      Freedom 2000 Fund                              237,453               245,123
*      Fidelity Investments                      Freedom 2010 Fund                              801,922               831,334
*      Fidelity Investments                      Freedom 2020 Fund                              101,905               108,379
*      Fidelity Investments                      Freedom 2030 Fund                              117,814               130,274
*      Fidelity Investments                      Retirement Money Market Fund                 5,220,732             5,220,732
*      Various plan participants                 Participant loans (interest rates ranging
               Total assets held for investment    from 5.25-9%)                              2,802,643             2,802,643
                 purposes
                                                                                            $59,640,880           $76,277,035

*    Denotes a party-in-interest

The accompanying notes are an integral part of these financial statements.


                                                                     Schedule II

                            Cinergy Union Employees'
                                   401(k) Plan

                                 EIN: 35-0594457
                                Plan Number: 101

                 Item 27d - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1998




                                                                     Expenses
Identity of                                                          Incurred
  Party          Identity of      Purchase            Sales            With                Cost of
Involved         Securities       Price (A)         Price (A)       Transaction            Assets             Net Gain

Cinergy         Cinergy          $5,002,421        $2,571,186        $     -              $1,889,514          $681,672
Corp.           Common
                Stock Fund

Fidelity        Fidelity          4,678,962         1,486,928              -               1,227,613           259,315
Investments     Magellan
                Fund

Fidelity        Fidelity          6,089,978         1,763,457              -               1,542,687           220,770
Investments     Equity-Income
                Fund

Fidelity        Fidelity Asset      219,045         3,829,918              -               3,169,679           660,239
Investments     Manager Fund

Fidelity        Fidelity          1,977,032         1,530,542              -               1,530,542              -
Investments     Retirement
                Money Market
                Fund


(A) The current value of all assets acquired or disposed of, at the time of the acquisition or disposition, is equal to the purchase price or selling price, respectively.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                            CINERGY UNION EMPLOYEES'
                                   401(K) PLAN


                              By/s/RICHARD L. BOND
                                 Richard L. Bond
                               Plan Administrator




June 28, 1999

                                                                      EXHIBIT 23






                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




            As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 24, 1999 included in the Annual Report on Form 11-K for the year ended December 31, 1998 of the Cinergy Union Employees' 401(k) Plan, into Cinergy Corp.'s previously filed Registration Statement File No. 33-56067.




                                                             ARTHUR ANDERSEN LLP

Cincinnati, Ohio
June 24, 1999